Filed Pursuant to Rule 433
                                                         File No.: 333-130786-03

Deal Name:   JPMCC 2006 - CIBC16




                        % of Deal     Initial DCR    Initial LTV   Maturity LTV
--------------------------------------------------------------------------------
Whole Deal                 100%          1.34x          72.2%         66.7%
Top Ten Only              50.6%          1.38x          73.3%         70.4%
Non-Top Ten               49.4%          1.30x          71.5%         63.2%
Investment Grade           N/A            N/A            N/A           N/A
Non-Investment Grade       100%          1.34x          72.2%         66.7%
Multifamily Tranche       17.2%          1.24x          74.1%         66.1%



Which, if any, of the loans in Loan Group 2 allow future secured or unsecured debt? What are the terms under which future debt is allowed and how much is available?

            Please refer to the "DESCRIPTION OF THE MORTGAGE POOL--Additional Debt" starting on page S-82 of the Free Writing Prospectus dated September 1, 2006.


Are any of the loans in the pool underwritten with future income included in the debt service coverage ratio? Stated another way, are any of the loans underwritten with revenues in excess of the as is rent roll? Or that includes a significant master lease from the borrower. (This question does not concern income that is added to revenue that is immediately backed out through vacancy.)

            Please refer to the "DESCRIPTION OF THE MORTGAGE POOL--Additional Mortgage Loan Information" starting on page S-101 as well as the "FOOTNOTES TO ANNEX A-1" of the Free Writing Prospectus dated September 1, 2006.



================================================================================

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